UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Oplink Communications, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

68375Q403
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

J. DANIEL PLANTS
VOCE CAPITAL MANAGEMENT LLC
600 Montgomery Street, Suite 210
San Francisco, California 94111
(415) 489-2600

with a copy to:

STEVE WOLOSKY, ESQ. OLSHAN FROME WOLOSKY LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300	MARC WEINGARTEN, ESQ. SCHULTE ROTH & ZABEL LLP 919 Third Avenue New York, New York 10022 (212) 756-2280

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 409,628
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 409,628
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 453,840
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 453,840
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 409,628
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 409,628
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 409,628
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 409,628
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 453,840
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 453,840
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Engaged Capital II Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 453,840
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 453,840
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 863,468
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 863,468
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Voce Catalyst Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 187,318
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 187,318
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Voce Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 311,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 311,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Voce Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 311,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 311,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON J. Daniel Plants
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 311,850
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 311,850
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68375Q403

1	NAME OF REPORTING PERSON Jeffrey S. McCreary
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68375Q403

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(iv)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vi)	Engaged Capital II Offshore Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore II”), as a feeder fund of Engaged Capital Master II;

(vii)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I and Engaged Capital Master II;

(viii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital;

(ix)	Glenn W. Welling, as the managing member and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings;

(x)	Voce Catalyst Partners LP, a Delaware limited partnership (“Voce Catalyst Partners”), with respect to the Shares directly and beneficially owned by it;

(xi)
Voce Capital Management LLC, a California limited liability company (“Voce Capital Management”), as the investment manager of Voce Catalyst Partners and with respect to the Shares beneficially owned by it;

CUSIP NO. 68375Q403

(xii)	Voce Capital LLC, a Delaware limited liability company (“Voce Capital”), as the sole managing member of Voce Capital Management;

(xiii)	J. Daniel Plants, as the sole managing member of Voce Capital and the managing partner of Voce Catalyst Partners; and

(xiv)	Jeffrey S. McCreary.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement and Joinder Agreement thereto, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of each of Engaged Capital Offshore and Engaged Capital Offshore II and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2. The address of the principal office of each of Voce Catalyst Partners, Voce Capital Management, Voce Capital and Mr. Plants is 600 Montgomery Street, Suite 210, San Francisco, California 94111. The address of the principal office of Mr. McCreary is 21 Ridgetop Circle, Sante Fe, New Mexico 87506.

(c)           The principal business of each of Engaged Capital Master I and Engaged Capital Master II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Each of Engaged Capital II and Engaged Capital Offshore II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore, Engaged Capital II and Engaged Capital Offshore II. Engaged Capital is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder, Managing Member and CIO of Engaged Capital, the sole member of Engaged Holdings and as a director of each of Engaged Capital Offshore and Engaged Capital Offshore II. The principal business of Voce Catalyst Partners is investing in securities. The principal business of Voce Capital Management is investing for funds and accounts under its management and serving as the investment manager of Voce Catalyst Partners. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. Mr. Plants is the sole managing member of Voce Capital and the managing partner of Voce Catalyst Partners. Mr. McCreary is an independent management consultant.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 68375Q403

(f)           Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II are organized under the laws of the Cayman Islands.  Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings, Voce Catalyst Partners and Voce Capital are organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California.  Messrs. Welling, Plants and McCreary are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engaged Capital Master I and Engaged Capital Master II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 409,628 Shares beneficially owned by Engaged Capital Master I is approximately $6,865,120, excluding brokerage commissions.  The aggregate purchase price of the 453,840 Shares beneficially owned by Engaged Capital Master II is approximately $7,667,309, excluding brokerage commissions.

The Shares directly owned by Voce Catalyst Partners and beneficially owned by Voce Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 311,850 Shares beneficially owned by Voce Capital Management (including the 187,318 Shares directly owned by Voce Catalyst Partners) is approximately $5,320,470, excluding brokerage commissions.

The Shares purchased by Mr. McCreary were purchased in the open market with personal funds.  The aggregate purchase price of the 5,000 Shares owned directly by Mr. McCreary is approximately $91,529, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 23, 2014, Engaged Capital, Voce Capital Management and certain of their respective affiliates (collectively, the “Oplink Shareholders for Change” or “OSC”) filed a preliminary proxy statement seeking the election of Jeffrey S. McCreary and J. Daniel Plants to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2014 Annual Meeting of Stockholders (the “2014 Annual Meeting”).

Also on September 23, 2014, OSC issued a press release announcing the filing of its preliminary proxy materials seeking the election of Messrs. McCreary and Plants to the Board at the 2014 Annual Meeting. The press release also disclosed the full text of the letter that OSC sent to the Board on September 8, 2014 (the “September 2014 Letter”) wherein OSC reiterated its desire to work with the Board to add directors with the skills and expertise necessary to create lasting value for the Issuer’s shareholders.  The press release continued with OSC expressing frustration that the Board has failed to meaningfully respond to the September 2014 Letter or OSC’s previous offers to negotiate in order to reconstitute the Board with individuals possessing the expertise and independence necessary to execute upon the strategic review of the Oplink Connected business and determine the best use of the Issuer’s excess capital. The press release called on the Board to cease delaying and immediately call the 2014 Annual Meeting.

CUSIP NO. 68375Q403

The foregoing description of the press release is qualified in its entirety by reference to the full text of the press release, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,115,851 Shares outstanding as of August 24, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 15, 2014.

As of the close of business on September 22, 2014, Engaged Capital Master I beneficially owned 409,628 Shares, constituting approximately 2.4% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 409,628 Shares owned by Engaged Capital Master I, constituting approximately 2.4% of the Shares outstanding.

As of the close of business on September 22, 2014, Engaged Capital Master II beneficially owned 453,840 Shares, constituting approximately 2.7% of the Shares outstanding.  Each of Engaged Capital II and Engaged Capital Offshore II, as feeder funds of Engaged Capital Master II, may be deemed to beneficially own the 453,840 Shares owned by Engaged Capital Master II, constituting approximately 2.7% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 863,468 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.0% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 863,468 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.0% of the Shares outstanding.  Mr. Welling, as the managing member and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 863,468 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 5.0% of the Shares outstanding.

As of the close of business on September 22, 2014, Voce Catalyst Partners beneficially owned 187,318 Shares, constituting approximately 1.1% of the Shares outstanding. As of the close of business on September 22, 2014, Voce Capital Management beneficially owned 311,850 Shares (including 187,318 Shares directly owned by Voce Catalyst Partners), constituting approximately 1.8% of the Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 311,850 Shares beneficially owned by Voce Capital Management, constituting approximately 1.8% of the Shares outstanding.  Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 311,850 Shares beneficially owned by Voce Capital Management, constituting approximately 1.8% of the Shares outstanding.

CUSIP NO. 68375Q403

As of the close of business on September 22, 2014, Mr. McCreary directly owned 5,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on September 22, 2014, the Reporting Persons collectively beneficially owned an aggregate of 1,180,318 Shares, constituting approximately 6.9% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital Offshore II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

By virtue of their respective positions with Voce Catalyst Partners, each of Voce Capital Management, Voce Capital and Mr. Plants may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Voce Catalyst Partners. By virtue of their respective positions with Voce Capital Management, each of Voce Capital and Mr. Plants may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Voce Capital Management.

Mr. McCreary has the sole power to vote and dispose of the Shares he directly owns.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 22, 2014, Engaged Capital Offshore II and Voce Catalyst Partners entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing Agreement, as defined and described in the Schedule 13D, pursuant to which the parties agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated September 23, 2014.

99.2
Joinder Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital II Offshore Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC, Glenn W. Welling, Voce Catalyst Partners LP, Voce Capital Management LLC, Voce Capital LLC, J. Daniel Plants and Jeffrey S. McCreary, dated September 22, 2014.

CUSIP NO. 68375Q403

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2014

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 68375Q403

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
GLENN W. WELLING Individually and as attorney-in-fact for Jeffrey S. McCreary

CUSIP NO. 68375Q403

Voce Catalyst Partners LP

By:	/s/ J. Daniel Plants
	Name:	J. Daniel Plants
	Title:	Managing Partner

Voce Capital Management LLC

By:	Voce Capital LLC Managing Member

By:	/s/ J. Daniel Plants
	Name:	J. Daniel Plants
	Title:	Managing Member

Voce Capital LLC

By:	/s/ J. Daniel Plants
	Name:	J. Daniel Plants
	Title:	Managing Member

/s/ J. Daniel Plants
J. DANIEL PLANTS

CUSIP NO. 68375Q403

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd. and Engaged Capital II Offshore Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

____________________
*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 68375Q403

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOCE CAPITAL MANAGEMENT LLC
(Including transactions by Voce Catalyst Partners LP)

Purchase of Common Stock	20,000	18.9862	08/15/2014